

February 14, 2012

<u>Via E-mail</u>
Harley L. Rollins
Chief Executive Officer
eLandia International Inc.
8333 NW 53rd Street, Suite 400
Miami, Florida 33166

> **Re: eLandia International Inc.**
> **Schedule 13E-3**
> **Filed January 18, 2012**
> **File No. 005-82117**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 18, 2012**
> **File No. 000-51805**

Dear Mr. Rollins:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

1.   In the exhibit index, exhibit (a) is the "information statement, filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3." Please specify more precisely the information statement to which you are referring. For instance, please state you are referring to the "Revised Information Statement filed on Schedule 14C (File No. 000-51805)" as filed with the Commission on a certain date.

2.   We note you have entered into a Strategic Alliance Agreement with Amper on May 24, 2010 and, on July 29, 2010, you entered into a Contribution Agreement with Amper whereby you issued about 150 million shares (representing 85%) of eLandia to Amper in

exchange for 90% of the capital stock of Hemisferio. The transaction contemplated by the Contribution Agreement closed on May 31, 2011. On June 1, 2011, Mr. Martos, general counsel of Amper, proposed to your board the transaction contemplated by this Schedule 13E-3. Please advise us what consideration was given to compliance with Rule 13e-3 with respect to Amper's initial purchase of 85% of eLandia. Refer to the definition of Rule 13e-3 transaction contained within Rule 13e-3(a)(3).

3.   Instruction C requires information called for by Items 3, 5, 6, 10, and 11 for each executive officer and director of the corporation filing the statement, each person controlling that corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. Please provide this information for Amper, S.A.

Preliminary Information Statement on Schedule 14C

Summary Term Sheet, page 1

4.   We note your last bullet point on page 2 and your disclosure under "Effects on Holders of Fewer than 150,000 Shares" on page 16. Page 16 seems to make clear that stockholders holding less than 150,000 shares before the Reverse Stock Split will be cashed out and have no equity in eLandia. However, the last bullet point on page 2 suggests there are surviving fractional equity interests that will receive cash. See also the first paragraph on page 39. Please clarify your references throughout your document; that is, please make clear which stockholders are being cashed out and which stockholders will have continuing equity interests in eLandia.

Questions and Answers about the Reverse Stock Split and Related Transactions, page 4

5.   We note pages 30 to 35 disclose the material financial analyses conducted by INTL Provident Group which include the Selected Comparable Company Analysis (disclosing an implied value per share of $0.23 to $0.56), Precedent Transaction Analysis (disclosing an implied value per share of $0.71 to $1.21), and Discounted Cash Flow Analysis (disclosing an implied value per share of $0.70 to $1.22). We also note the top of page 6 states "$0.65 was generally within the implied ranges of value per share of common stock indicated by substantially all of financial analyses performed by INTL." Please clarify your statement on page 6 in light of your disclosure on pages 30 to 35.

Special Factors, page 11

Background of the Reverse Stock Split, page 11

6.   We note your disclosure in the first paragraph on page 11 that "[y]our business did not produce financial results meeting [y]our expectations or the expectations of [y]our stockholders due to various factors. As a result, in recent years, [y]our stock price has

generally traded at low levels and interest by the investor community has been minimal." Please be more specific and clarify "financial results," "expectations," "factors," and "low levels." In the same paragraph, you make references to "operating performance and debt levels." Please also clarify these references.

7. In the second paragraph of page 11 you state you consummated the Contribution Agreement in "May 2011." In the first full paragraph on page 51 you state "On May 31, 2011" the Contribution Agreement was consummated. Please consistently present these dates.

8. In the penultimate paragraph on page 11 you discuss that the special committee determined its opening offer to be $0.70 because it was the midpoint in a range of values. In a supplemental response, please tell us the basis for this determination based on INTL Provident's analyses and revise as necessary.

9. Also in the same paragraph you disclose that INTL Provident placed greatest weight on the Discounted Cash Flow Analysis which suggests the implied per share price was between $0.70 and $1.22. Please explain this reliance and your determination to accept $0.65 as fair consideration.

10. We note your disclosure in the last paragraph on page 11. The description of Amper's counter offer appears unclear. Please explain their offer with regards to shareholders being cashed out and shareholders who would continue to hold equity in eLandia after the reverse split.

11. We note your reference to "current trading prices" in the first full paragraph on page 12. Please clarify.

Effects on Continuing Stockholders, page 17

12. Revise to indicate whether stockholders owning more than 150,000, but less than a multiple of 150,000 shares, will receive a cash payment for fractional shares. At present, the disclosure in the second bullet point suggests that such stockholders will not be entitled to receive cash payments under any circumstance.

13. We noticed in the summary of financial information that net losses were experienced in fiscal years 2009 and 2010. Revise to indicate, if true, that the Continuing Stockholders, including Amper, will become the direct beneficiaries of eLandia's future use of any accrued operating loss carryforwards.

Effect on Amper, page 18

14.   Revise to state the anticipated effect of the transaction on Amper's interest in the net
        book value and net earnings of eLandia expressed in terms of both dollar amounts and
        percentages. See Item 7 of Schedule 13E-3 and corresponding Instruction 3 to Item 1013
        of Regulation M-A.

Fairness of the Reverse Stock Split and the Exchange Agreements, page 19

15.   The disclosure in the first paragraph indicates that "Each of the Filing Persons joins us in
        making disclosures…" Revise to include an express determination made by each of the
        filing persons as to whether each reasonably believes the transaction is fair to unaffiliated
        stockholders. Refer to Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of
        Regulation M-A as well as Q&A No. 5 in Exchange Act Release 17719 (April 13, 1981).
        The fairness determination should also extend to those unaffiliated who retain their
        interest in eLandia as well as those who will be receiving cash consideration. The
        fairness determination should also address procedural as well as substantive fairness. See
        Q&A Nos. 19 and 21 in Exchange Act Release 17719 (April 13, 1981).

Factors Considered in Determining Fairness, page 21

Supporting Factors, page 21

16.   We note the last bullet point on page 21 states the premiums discussed in the second to
        last bullet point are "substantially higher than premiums paid in other similar "going
        private" transactions." Please tell us your basis for determining transactions to be similar
        and revise accordingly.

17.   We note the second bullet point on page 23 discussing the alternative of an asset sale.
        Please elaborate on why Amper was interested in selling eLandia or its interests in
        eLandia.

18.   We note the third bullet point on page 23 discusses equity and debt financing from
        Amper. Your disclosure under "Information about Other Filing Persons" does not appear
        to present such assistance. Please advise and revise accordingly.

Factors Not Considered, page 25

19.   Revise to affirmatively indicate, if true, that going concern value was not considered and
        the reason(s) why such value was not taken into account. See Instruction 2 to Item 1014
        of Regulation M-A and General Instruction E to Schedule 13E-3. In addition, please
        refer to Q&A No. 20 in Exchange Act Release 17719 (April 13, 1981) for more guidance.

Reasons for the Approval by the Board of Directors, page 27

20.   We note your third bullet point on page 27 states there were arms'-length negotiations between the special committee and Amper. Given that the proposed going-private transaction is being effectuated between eLandia and its largest affiliate, thereby resulting in the application of Rule 13e-3, the reference to "arms'-length" is inconsistent with the disclosures otherwise required by the rule and description of the transaction. Please revise, and make conforming changes to the top of page 30.

Summary of Fairness Opinion, page 27

21.   We note the second and fourth bullet points on page 28 refer to internal financial reports including forecasts and financial information including projections. Similarly, the third paragraph on page 35 refers to financial forecasts and estimates used for the Discounted Cash Flow Analyses. Please revise to disclose all forecasts and projections.

Summary of the INTL Provident Group's Financial Analyses, page 30

22.   We note the implied equity value per share under the Precedent Transaction and Discounted Cash Flow Analyses was greater than the consideration being offered to the unaffiliated shareholders who will receive cash payment for their pre-split shares and the consideration being offered to the unaffiliated continuing shareholders pursuant to the Exchange Agreements. Please revise to specifically address this difference and, notwithstanding this difference, how the transaction is fair to these shareholders. Please refer to Question and Answer No. 21 of Exchange Act Release No. 34-17719 (Apr. 13, 1981).

23.   Please tell us how you calculated the Estimated Range for I/T Solutions and Telecom on page 32.

Summary Financial Information, page 47

24.   Revise to include the ratio of earnings to fixed charges, or advise. See Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c)(4) of Regulation M-A.

25.   In view of the information statement's reference to the investment decision available to stockholders who may wish to increase or reduce their positions above or below 150,000 shares before the reverse stock split becomes effective, please advise us, with a view toward revised disclosure, the basis upon which the summarized pro forma information required by Item 1010(c)(6) has been excluded.

Annex A

26.   INTL Provident Group affirmatively states that the opinion is "solely for the use of the Special Committee of the Board…" While INTL has given its consent to have the opinion reproduced in SEC filings made by eLandia, the quoted restriction on the use of the opinion creates the implication that stockholders may not consider or rely on the information contained within the opinion. Advise us, with a view toward revised disclosure, whether or not INTL believes eLandia stockholders are free to consider and rely upon INTL's opinion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Ajay Koduri, Attorney-Advisor, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3266.

                                                        Sincerely,

                                                        /s/ Nicholas P. Panos

                                                        Nicholas P. Panos
                                                        Senior Special Counsel
                                                        Office of Mergers & Acquisitions

cc: Via E-mail
        Seth Joseph, Esq.
        Carlton Fields, P.A.